Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2025 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 20, 2025

Guangzhou, China, May 20, 2025 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Highlights

•	Total net revenues for the first quarter of 2025 were RMB26.3 billion (US$3.6 billion), compared with RMB27.6 billion in the prior year period.

•	GMV[1] for the first quarter of 2025 was RMB52.38 billion, compared with RMB52.44 billion in the prior year period.

•	Gross profit for the first quarter of 2025 was RMB6.1 billion (US$838.2 million), compared with RMB6.5 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2025 was RMB1.9 billion (US$267.7 million), compared with RMB2.3 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2025 was RMB2.3 billion (US$318.1 million), compared with RMB2.6 billion in the prior year period.

•	The number of active customers[3] for the first quarter of 2025 was 41.3 million, compared with 43.1 million in the prior year period.

•	Total orders[4] for the first quarter of 2025 were 167.2 million, compared with 178.5 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period. Beginning in the fourth quarter of 2023, the Company updated its definition of “active customers” to exclude registered members who make their purchases from the Company’s online stores operated at third-party platforms.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our first-quarter performance was broadly in line with our expectations. We continued to make progress on the strategic actions we have set out to return to growth. We’re pleased to see further expansion of our unique and high-quality off-price brand supply, which drove the double-digit growth in Super VIP customers. Building on our long-standing merchandising strategy, we are implementing changes throughout the organization to align with our growth priorities, operate with greater synergy, and deliver uniquely compelling value to our customers. We are confident that we will have all the building blocks to achieve long-term success.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We delivered solid profitability in the first quarter while continuously optimizing our resource allocation to maximize growth opportunities. Looking ahead, we remain focused on executing our strategic priorities to regain growth trajectory while investing with discipline and driving efficiency. We are committed to delivering shareholder value through our ongoing share repurchase program.”

First Quarter 2025 Financial Results

REVENUES

Total net revenues for the first quarter of 2025 were RMB26.3 billion (US$3.6 billion), compared with RMB27.6 billion in the prior year period.

GROSS PROFIT

Gross profit for the first quarter of 2025 was RMB6.1 billion (US$838.2 million), compared with RMB6.5 billion in the prior year period. Gross margin for the first quarter of 2025 was 23.2%, compared with 23.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2025 decreased by 1.6% year over year to RMB4.0 billion (US$554.2 million) from RMB4.1 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2025 were 15.3%, compared with 14.8% in the prior year period.

•

Fulfillment expenses for the first quarter of 2025 decreased by 4.8% year over year to RMB1.9 billion (US$260.4 million) from RMB2.0 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2025 were 7.2%, which remained stable as compared with that in the prior year period.

•

Marketing expenses for the first quarter of 2025 increased by 6.0% year over year to RMB732.1 million (US$100.9 million) from RMB690.9 million in the prior year period. As a percentage of total net revenues, marketing expenses for the first quarter of 2025 were 2.8%, compared with 2.5% in the prior year period.

•

Technology and content expenses for the first quarter of 2025 decreased by 6.8% year over year to RMB449.1 million (US$61.9 million) from RMB481.9 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the first quarter of 2025 were 1.7%, which remained stable as compared with that in the prior year period.

•

General and administrative expenses for the first quarter of 2025 increased by 2.3% year over year to RMB950.8 million (US$131.0 million) from RMB929.1 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2025 were 3.6%, compared with 3.4% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2025 was RMB2.3 billion (US$313.8 million), compared with RMB2.8 billion in the prior year period. Operating margin for the first quarter of 2025 was 8.7%, compared with 10.0% in the prior year period.

Non-GAAP income from operations5 for the first quarter of 2025, which excluded share-based compensation expenses, was RMB2.6 billion (US$362.1 million), compared with RMB3.1 billion in the prior year period. Non-GAAP operating margin6 for the first quarter of 2025 was 10.0%, compared with 11.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2025 was RMB1.9 billion (US$267.7 million), compared with RMB2.3 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2025 was 7.4%, compared with 8.4% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2025 was RMB3.72 (US$0.51), compared with RMB4.18 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2025, which excluded (i) share-based compensation expenses, (ii) investment loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, was RMB2.3 billion (US$318.1 million), compared with RMB2.6 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2025 was 8.8%, compared with 9.3% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2025 was RMB4.43 (US$0.61), compared with RMB4.66 in the prior year period.

For the quarter ended March 31, 2025, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 521,575,548.

BALANCE SHEET AND CASH FLOW

As of March 31, 2025, the Company had cash and cash equivalents and restricted cash of RMB28.9 billion (US$4.0 billion) and short term investments of RMB192.3 million (US$26.5 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended March 31, 2025, net cash used in operating activities was RMB1.0 billion (US$142.0 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	March 31, 2024 RMB’000	March 31, 2025 RMB’000	March 31, 2025 US$’000
Net cash used in operating activities	(560,723)	(1,030,275)	(141,976)
Reconciling items:
Net impact from internet financing activities[11]	(63,163)	(74,740)	(10,299)
Capital expenditures	(712,063)	(680,205)	(93,735)

Free cash outflow	(1,335,949)	(1,785,220)	(246,010)

For the trailing twelve months ended

	March 31, 2024 RMB’000	March 31, 2025 RMB’000	March 31, 2025 US$’000
Net cash generated from operating activities	13,393,077	8,659,431	1,193,302
Reconciling items:
Net impact from internet financing activities	87,454	44,016	6,066
Capital expenditures	(4,840,672)	(3,530,728)	(486,547)

Free cash inflow	8,639,859	5,172,719	712,821

Share Repurchase Program

During the quarter ended March 31, 2025, the Company repurchased US$16.9 million of its ADSs. The Company has fully utilized its US$1.0 billion share repurchase program adopted in March 2023 and has continued share repurchase of US$4.3 million under its current US$1.0 billion share repurchase program, which is effective for a 24-month period through February 2027.

Business Outlook

For the second quarter of 2025, the Company expects its total net revenues to be between RMB25.5 billion and RMB26.9 billion, representing a year-over-year decrease of approximately 5% to 0%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the effective noon buying rate on March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2025 or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, May 20, 2025 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link:

https://register-conf.media-server.com/register/BIf52e8ab26da948e69cba40bd7b13d7a1

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/jwdwgyjv. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) investment loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) investment loss and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB’000	RMB’000	USD’000
Product revenues	25,847,130	24,293,121	3,347,682
Other revenues (1)	1,798,751	1,975,422	272,220

Total net revenues	27,645,881	26,268,543	3,619,902

Cost of revenues	(21,100,380)	(20,186,333)	(2,781,751)

Gross profit	6,545,501	6,082,210	838,151

Operating expenses:
Fulfillment expenses (2)	(1,985,526)	(1,889,954)	(260,443)
Marketing expenses	(690,884)	(732,148)	(100,893)
Technology and content expenses	(481,901)	(449,071)	(61,884)
General and administrative expenses	(929,088)	(950,795)	(131,023)

Total operating expenses	(4,087,399)	(4,021,968)	(554,243)

Other operating income	301,599	216,556	29,842

Income from operations	2,759,701	2,276,798	313,750
Investment loss and revaluation of investments	(3,558)	(37,459)	(5,162)
Interest expense	(10,555)	(10,240)	(1,411)
Interest income	216,058	222,950	30,723
Exchange loss	(2,367)	(12,936)	(1,783)

Income before income tax expense and share of income of equity method investees	2,959,279	2,439,113	336,117
Income tax expenses	(619,286)	(507,667)	(69,958)
Share of income of equity method investees	7,934	48,865	6,734

Net income	2,347,927	1,980,311	272,893
Net income attributable to non-controlling interests	(31,218)	(37,466)	(5,163)

Net income attributable to Vipshop’s shareholders	2,316,709	1,942,845	267,730

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,459,047	102,682,285	102,682,285
—Diluted	110,912,953	104,315,110	104,315,110
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	21.36	18.92	2.61
Net income attributable to Vipshop’s shareholders—Diluted	20.89	18.62	2.57
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	4.27	3.78	0.52
Net income attributable to Vipshop’s shareholders—Diluted	4.18	3.72	0.51

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.4 billion and RMB 1.3 billion in the three month periods ended March 31, 2024 and March 31, 2025, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	20,364	20,177	2,780
Marketing expenses	7,820	7,042	970
Technology and content expenses	93,433	88,845	12,243
General and administrative expenses	173,847	234,539	32,320

Total	295,464	350,603	48,314

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,352,161	28,369,482	3,909,419
Restricted cash	602,342	492,608	67,883
Short term investments	1,872,756	192,340	26,505
Accounts receivable, net	915,158	960,788	132,400
Amounts due from related parties, net	548,145	501,497	69,108
Other receivables and prepayments, net	2,473,050	2,731,930	376,470
Loan receivables, net	6,878	5,937	818
Inventories	5,032,069	4,179,459	575,945

Total current assets	37,802,559	37,434,041	5,158,548

NON-CURRENT ASSETS
Property and equipment, net	18,292,771	18,237,712	2,513,224
Deposits for property and equipment	164,955	170,818	23,539
Land use rights, net	10,686,400	10,618,047	1,463,206
Intangible assets, net	327,844	326,900	45,048
Investment in equity method investees	2,002,043	2,248,736	309,884
Other investments	3,355,489	3,322,838	457,899
Other long-term assets	434,206	275,292	37,936
Goodwill	755,213	755,213	104,071
Deferred tax assets, net	681,029	750,262	103,389
Operating lease right-of-use assets	433,617	434,936	59,936

Total non-current assets	37,133,567	37,140,754	5,118,132

TOTAL ASSETS	74,936,126	74,574,795	10,276,680

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,399,629	4,436,780	611,405
Accounts payable	15,190,560	12,410,216	1,710,173
Advance from customers	2,035,184	1,577,818	217,429
Accrued expenses and other current liabilities	9,663,421	10,188,850	1,404,060
Amounts due to related parties	104,187	133,967	18,461
Deferred income	476,796	475,680	65,550
Operating lease liabilities	57,224	58,585	8,073

Total current liabilities	29,927,001	29,281,896	4,035,151

NON-CURRENT LIABILITIES
Deferred tax liability	783,863	689,728	95,047
Deferred income-non current	2,084,038	2,193,915	302,330
Operating lease liabilities	591,995	591,405	81,498

Total non-current liabilities	3,459,896	3,475,048	478,875

TOTAL LIABILITIES	33,386,897	32,756,944	4,514,026

EQUITY:
Total shareholders’ equity (US$0.0001 par value, 500 million shares authorized, 116.9 million shares issued, and 103.0 million shares outstanding as of March 31, 2025) (4)	39,968,813	40,214,319	5,541,681
Non-controlling interests	1,580,416	1,603,532	220,973

Total shareholders’ equity	41,549,229	41,817,851	5,762,654

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,936,126	74,574,795	10,276,680

(4)	The number of treasury stock as of March 31, 2025 was 12.6 million, of which 12.6 million are Class A ordinary shares repurchased under the share repurchase program

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB’000	RMB’000	USD’000
Income from operations	2,759,701	2,276,798	313,750
Share-based compensation expenses	295,464	350,603	48,314

Non-GAAP income from operations	3,055,165	2,627,401	362,064

Net income attributable to Vipshop’s shareholders	2,316,709	1,942,845	267,730
Share-based compensation expenses	295,464	350,603	48,314
Investment loss and revaluation of investments excluding dividends	3,558	37,459	5,162
Reconciling items on the share of equity method investments(5)	(13,523)	61	8
Tax effects on non-GAAP adjustments	(19,492)	(22,583)	(3,112)

Non-GAAP net income attributable to Vipshop’s shareholders	2,582,716	2,308,385	318,102

(5)	To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,459,047	102,682,285	102,682,285
—Diluted	110,912,953	104,315,110	104,315,110
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	23.81	22.48	3.10
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	23.29	22.13	3.05
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	4.76	4.50	0.62
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	4.66	4.43	0.61